MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between June 30, 2018 and December 31, 2017, and the results of operations for the three and six months ended June 30, 2018 (“Q2 2018” and “YTD 2018”, respectively) and for the three and six months ended June 30, 2017 (“Q2 2017” and “YTD 2017”, respectively). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2017 (“FY 2017”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in thousands of Canadian dollars and in thousands of Danish Kroners (“DKK”) where applicable, except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of Canadian dollars, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated August 27, 2018. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is focussing its resources on exploration and resource development of its Maniitsoq nickel-copper-cobalt-precious metal sulphide project (“Ni-Co-Co-PM”) but it also has an aggressive program of project generation in North America and exploration projects at Post Creek and Halcyon in the footwall of the Sudbury Igneous Complex.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

Overall Performance – Highlights of YTD 2018 and as of the Date of this Report

Financing Activities

●	On March 29, 2018, The Company announced that it had entered into agreements to complete a non-brokered private placement (the “Placement”) of up to 233,333,333 Units at a price of $0.075 per Unit for aggregate gross proceeds of $17,500. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

●	On April 19, 2018, the Company announced closing of the previously announced non-brokered private placement and raised aggregate gross proceeds of $17,500 through the issuance of 233,333,333 units at a price of $0.075 per unit.

Corporate Activities

●	On January 31, 2018, the Company announced the retirement of Ms. Patricia Tirschmann as VP Exploration effective February 2, 2018. Ms. Tirschmann will remain as Technical Advisor to the Company and will continue to offer guidance to the technical team. The Company’s Chief Geologist, Peter Lightfoot assumed the role of Qualified Person and provides technical leadership to the Company.

●	On March 1, 2018, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 5,725,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

●	On April 20, 2018, the Company announced that on April 19, 2018, Contemporary Amperex Technology Limited (“CATL”) acquired 200,000,000 units of the Company at a price of $0.075 per unit for a total purchase price of $15,000. CATL now beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding share of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

●	On May 22, 2018, the Company announced that it has appointed Sarah-Wenjia Zhu as Chief Financial Officer of the Company.

●	On May 22, 2018, the Company also announced that it has granted incentive stock options to certain officers and consultants of the Company to purchase up to 700,000 common shares of the Company. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

●	On May 28, 2018, the Company announced that it has applied to the TSXV to extend the expiry date of 46,334,454 common share purchase warrants of the Company issued pursuant to a prospectus offering of units of the Company, which closed on July 21, 2016. The warrants are set to expire on July 21, 2018, and the Company proposed to extend the expiry date by an additional twelve months to July 21, 2019.

●	On June 26, 2018, the Company announced that TSXV has consented to the extension in the expiry date of 46,334,451 warrants issued pursuant to a prospectus offering of units of the Company, which closed on July 21, 2016. The warrants were originally set to expire on July 21, 2018 with the expiry date now of July 21, 2019. All other terms of the warrants, including the exercise price, will remain the same.

Exploration & Development Activities

●	On January 17, 2018, the Company announced an exploration update and summary of significant results on its 100% owned Maniitsoq nickel-copper-cobalt-PGM sulphide project in Southwest Greenland and strategy for 2018 exploration.

●	On March 1, 2018, the Company announced that it has received the final Hydropower Feasibility Assessment Study within watershed 06.H located on the eastern flank of the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

●	On May 4, 2018, the Company was awarded an exploration license for the 63 km2 Carbonatite property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

●	On May 4, 2018, the Company was awarded an exploration license for the 33 km2 Ikertoq property. In April of 2018 an application was submitted to the Mineral Licencing and Safety Authority for the Greenland government to enlarge license 2018_31. The application is pending.

●	On May 9, 2018, the Company announced its 2018 exploration strategy focusing on the advancement of the Maniitsoq nickel sulphide project.

●	On June 28, 2018, Company announced that the 2018 exploration program has commenced at its 100% owned Maniitsoq nickel-copper-cobalt project in Southwest Greenland. The 2018 exploration program is planned to comprise up to 12,500 metres of drilling.

●	On July 9, 2018, further to announcements in May 2018, the Company was awarded two mineral licenses over highly prospective ground near the 100% owned Maniitsoq Ni-Co-Co-PM sulphide project in Southwest Greenland, the Carbonatite and Ikertoq properties.

●	On July 31, 2018 the Company announced the intersection of significant mineralization in a new target hosted within a mela-norite intrusion on its 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of four exploration licenses, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the recently acquired Carbonatite property No. 2018/21 (63 km2) and the Ikertoq property No. 2018/31 (33 km2). The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide discovery in a camp-scale belt. The company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. There will be an annual license fee on the Sulussugut License for year 7 and forward of approximately DKK 41.

Details of required work expenditures and accrued work credits are tabulated and given below:

Sulussugut License – 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	310	313	317	-	650
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2		7,213
3336 km2 of DKK 7.760 per km2			25,887
2689 km2 of DKK 7.830 per km2				21,055	-	-
2689 km2 of DKK 7.940 per km2					21,351	-
2689 km2 of DKK 16.260 per km2							43,723

Exploration obligation		7,362	26,197	21,368	21,668	-	44,374
Approved exploration expenditures		23,616	37,349	55,509	59,150	61,109	85,094
Exploration obligation		(7,362)	(26,198)	(21,368)	(21,668)	-	-
Credit from previous year		1,276	17,530	28,681	62,822	100,304	161,413

Total Credit	DKK	17,530	28,681	62,822	100,304	161,413	246,507

Average Annual Rate DKK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

The accumulated exploration credits held at the end of 2017, DKK 246,507 (approximately $48,513) can be carried forward as follows:

Carry forward period:

a)	DKK 59,150	from 2015 until December 31, 2018
b)	DKK 61,109	from 2016 until December 31, 2019
c)	DKK 85,094	from 2017 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.

There was no exploration commitment in year 2016. The Company completed approved expenditures for 2017 DKK 85,094, for 2016, DKK 61,109 (approximately, $16,746 and $12,032, respectively). With a credit from 2015 of DKK 59,150 (approximately $11,250) and credit from 2016 of DKK 61,109 (approximately $12,032), and a commitment of $nil left the Company with excess credits of DKK 246,507 (approximately $48,513). The Sulussugut License area was not reduced in 2017.

Ininngui License - 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Ininngui License was valid for 5 years until June 30, 2017. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2017 being the sixth year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	155	313	318	323	-
142 km2 of DKK 1.490 per km2		211
265 km2 of DKK 1.550 per km2			411
265 km2 of DKK 7.830 per km2				2,075
296 km2 of DKK 7.940 per km2					2,350
296 km2 of DKK 8.080 per km2						2,392
296 km2 of DKK 8.080 per km2							-

Exploration obligation		360	566	2,388	2,668	2,715	-
Total Credits Available
Approved exploration expenditures		2,872	2,966	5,470	6,276	6,790	9,367
Exploration obligation		(360)	(576)	(2,388)	(2,668)	(2,715)	-
Credit from previous year		-	2,512	4,902	7,984	11,592	15,667

Total Credit	DKK	2,512	4,902	7,984	11,592	15,667	25,044

Average Annual Rate DKK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

Carry forward period:

a)	DKK 6,276	from 2015 until December 31, 2018
b)	DKK 6,790	from 2016 until December 31, 2019
c)	DKK 9,367	from 2017 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

In 2016 (year 5 of the Ininngui License), there was an exploration commitment of DKK 2,715 (approximately $535). The Company completed approved expenditures for 2016 of DKK 6,790 (approximately $1,337). With a credit from 2015 of DKK 6,276 and 2016 of DKK 6,790 (approximately $433 and $1,337, respectively) and a commitment of DKK Nil for 2017, resulting in excess credits of DKK 25,044 (approximately $4,929). The Ininngui License area was not reduced in 2017.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second license period (years 6-10), the Company may apply for a new 3-year license for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licenses for a total of 9 additional years. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Exploration History

Period – 2012-2015

During the period of 2012 to 2015, the Company undertook numerous exploration activities and completed various mineralogical studies. The details of the results and areas explored can be viewed in technical reports and other pertinent information found on the Company’s website at www.northamericannickel.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Year ended December 31, 2016

(All drill intercepts described in this section refer to core lengths not true widths)

March 30, 2016: the Company filed a National Instrument 43-101 Technical Report on the Maniitsoq property.

April 11, 2016: the Company reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

Exploration and Development Activities during FY 2017

(All drill intercepts described in this section refer to core lengths not true widths)

March 15, 2017: the Company announced the results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the Mikissoq and P-058 mineralized norite intrusions at the Imiak Hill Complex and Fossilik area, respectively. The objectives of the study were to determine modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides for each sample.

Highlights from the report include:

●	Nickel:

○	93.5 to 95.9% of the total nickel in each sample is contained within pentlandite. Potential pentlandite recoveries range from 94.9 to 96.8% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres;
○	2.3 to 4.4% of the total nickel in each sample is contained within pyrrhotite; and
○	Pentlandite D50 (µm) grain sizes range from 42 to 46 micrometres.

●	Copper

○	All copper is hosted by chalcopyrite. Potential chalcopyrite recoveries for the Mikissoq samples range from 90.6 to 94.3% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres. Potential chalcopyrite recovery for the P-058 sample is 75.2%; and
○	Chalcopyrite P50 (µm) grain sizes range from 26 to 34 micrometres.

●	Cobalt:

○	Pentlandite and pyrite are the main hosts of the cobalt in the samples.

●	Orthopyroxene, amphibole, feldspar and clinopyroxene are the major silicates. Talc was identified by QEMSCAN in all samples and confirmed by XRD in two out of the four samples. Talc abundances (in crushed samples) were 0.88% for the P-058 sample and 4.1 to 10.1% for the Mikissoq samples.

March 29, 2017: the Company announced the granting of a watershed prospecting license for the assessment and development of hydropower resources on its Maniitsoq project. The license was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government subsequent to a review of the Companies prospecting plan. The license provides for the exclusive right to assess and develop potential hydropower resources to produce electricity. The license is in force for two years with the option to extend it for an additional three years. Subsequently, an exploitation license can be awarded following a successful assessment of the watershed. A map of watershed 0.6H in relation to the Maniitsoq property boundary is provided in Figure 1.

The Company intends to assess watershed 06.H (Figure 1) as a source of electricity for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

May 5, 2017: the Company retained Efla Consulting Engineers (“EFLA”) to provide a one-year review of the hydropower potential of the watershed based upon existing in-house databases supplemented by hydrologic data from Asiaq the hydrogeology arm of the Greenland Government. The study will include technical, environmental and socio-economic studies as part of the evaluation. EFLA will examine the local topography and provide an initial assessment of the development’s viability, identify key areas of risk and suggest mitigation actions, and determine the economic viability of hydropower development at watershed 0.6H.

The Company will work closely with Nukissiorfiit the Greenland Energy Company responsible for supplying most of Greenland with electricity, water and heat from hydropower.

On June 20, 2017: the Company commenced the 2017 exploration program at its 100% owned Maniitsoq nickel-copper-alt-PGM project in Southwest Greenland.

The primary exploration objective in 2017 was step-out drilling at three key locations, the Imiak Hill Complex (IHC), Fossilik and P-013SE, to advance one or more areas to the delineation drilling stage for 2018 (Figure 2). Concurrently, infrastructure-related and environmental baseline studies and ongoing corporate social responsibility initiatives will be undertaken.

Based on exploration results in 2015 and 2016 approximately 11,000 metres of diamond drilling were targeted for 2017. Drilling was accompanied by borehole gyro, electromagnetic (BHEM), optical tele-viewer and physical properties surveys, surface electromagnetic and Induced Polarization (“IP”) geophysical surveys, mapping, prospecting, sampling, structural geological studies and 3D modeling. New drilling targets were developed within prospective norite stratigraphy by utilizing 3D integration and integrated modeling of exploration data.

The three drill targets in 2017 included Fossilik and the IHC where one or more discrete and open sulphide lenses and multiple untested exploration targets were defined. Target P-013 SE was a new discovery of high grade nickel sulphide mineralization which was previously tested by one drill hole.

The Company’s exploration base camp on Puiattoq Bay was re-opened in late May and early June. The exploration program was carried out from mid-June to late September.

July 13, 2017: the Company finalized the details for the acquisition of its previously announced watershed (“0.6H”) prospecting license that overlaps the eastern boundary of its Maniitsoq property.

Environmental surveys and social impact assessments are ongoing and are a requirement for an Exploitation License for the Maniitsoq property. Environmental surveys were commenced in June in the areas of active exploration and in the area of watershed 06.H.

August 30, 2017: the Company announced an update on the 2017 exploration program at Maniitsoq. Step-out drilling was completed at the P-013 SE target and was in progress at the IHC and Fossilik areas. A total of 5,378 metres in fifteen holes were completed to August 25th out of the total 11,000 metre planned program. An additional drill rig was mobilized to site to increase productivity. The drill program was extended to late September to complete an estimated 9,000 to 9,500 metres. Sample preparation would be completed in-country at a new laboratory in Nuuk for 2017.

October 10, 2017: the Company announced the first assays received from the 2017 drilling program.

Two holes totalling 1,169 metres were completed at the centrally-located Mikissoq target (see Figure 3). Hole MQ-17-135 tested 50 metres down dip of hole MQ-16-118 and intersected 75.75 metres grading 1.10% nickel and 0.43% copper from 359.85 to 435.6 metres down hole. The mineralization comprised magmatic and remobilized sulphides similar to previously reported intersections (see Figure 4). Sulphide content is variable with higher grade intervals occurring in both the upper and lower portions of the zone.

359.85 – 370.10m:	2.29% nickel and 1.33% copper over 10.25 metres

416.35 – 435.60m:	1.89% nickel and 0.26% copper over 19.25 metres incl.

2.94% nickel and 0.29% copper over 6.0 metres

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

The mineralization is characterized by typical high nickel tenors (percent nickel re-calculated to 100% sulphides) of 8-11%. The high tenor is reflected by a sample of a near massive sulphide vein that assayed 9.55% nickel and 0.80% copper over 0.30 metres from 425.90 to 426.20 metres. This sample also contained elevated cobalt and Pt+Pd+Au values of 0.24% and 0.61 g/t, respectively.

A mylonite zone was intersected below the mineralized zone from 437.80 to 456.50 metres. Interpretation of downhole tele-viewer surveys provided a dip and sense of movement of the mylonite. On this basis the hole was extended to test for a faulted extension of the zone. The hole extension (495 to 783 metres) did not intersect a second sulphide zone but did encounter several norite intervals at depth, locally containing trace amounts of sulphides.

A second hole, MQ-17-139, was collared approximately 50 metres along strike to the southwest of hole MQ-16-117 to test for this zone. A wide zone of norite with weakly disseminated and blebby sulphides was intersected.

The lower Mikissoq zone has been intersected over a dip extent of 165 metres, dips sub-vertically and is interpreted to have a pipe-like geometry. BHEM results from MQ-17-135 are dominated by in-hole responses correlating with the more highly sulphidic upper and lower portions of the zone and by a stronger off-hole response located up plunge in the direction of previous drilling. These results do not preclude the continuation of less conductive disseminated and blebby magmatic sulphides in a down dip direction. A possible off-set along the shallowly dipping mylonite zone is yet to be identified.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 1. Location map for the Maniitsoq nickel sulphide project and the area of the watershed Prospecting License.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 2. Location of 2017 drilling.

Mineralized Target Zones
Mineralized zones drilled in 2017
Other mineralized targets
Imiak Hill Complex: Mikissoq & Spotty Hill
Fossilik: P-058 & 004
P-013 SE
Field Camp
P-053
P-032
P-030
Søndre Isortoq
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnefjeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
2017 DIAMOND DRILLING
WGS84 UTM Z22N
04-Oct-2017

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 3. Surface drill plan map of the Mikissoq area.

477700
477800
477900
478000
478100
478200
7258200
7258100
7258000
7257900
Imiak Hill Complex
MIKISSOQ
Map Area
IMIAK HILL
SPOTTY HILL
0 500
Meters
A
A'
MQ-17-135
MQ-17-139
MQ-17-135:
75.75 m @ 1.10% Ni, 0.43% Cu
Incl.
10.25 m @ 2.29% Ni, 1.33% Cu and
19.25 m @ 1.89% Ni, 0.26% Cu
Legend
Upper mineralized zones[1]
Lower mineralized zone[1]
Mylonite
Upper Norite at surface
Lower Norite at depth[1]
Ortho and paragneiss
NAN 2017 borehole[1]
NAN 2013 to 2016 borehole[1]
Cross section line
New 2017 Lower Zone intercept[2]
1. Projected vertically to surface
2. Lengths are core lengths not true widths
N
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MIKISSOQ DRILL HOLE PLAN and SIGNIFICANT 2017 INTERSECTIONS
WGS84 UTM Z22N
06-Oct-2017

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 4. Vertical cross section through the Mikissoq mineralized zones. The azimuth of the section is 145° and it looks N055°E.

7258200 N
100 m
477900 E
200 m
7258100 N
300 m
7258000 N
478000 E
400 m
7257900 N
500 masl
400 masl
300 masl
A
A'
24.98 m @ 0.71% Ni, 0.31% Cu
13.47 m @ 0.68% Ni, 0.34% Cu
21.50 m @ 0.68% Ni, 0.48% Cu
7.75 m @ 0.76% Ni, 0.28% Cu
9.99 m @ 4.65% Ni, 0.33% Cu
MQ-13-027
MQ-13-029
MQ-14-073
MQ-15-074
16.95 m @ 0.84% Ni, 0.29% Cu
12.90 m @ 0.83% Ni, 0.24% Cu
6.56 m @ 1.59% Ni, 0.22% Cu
MQ-17-135
MQ-17-139
MQ-16-113
MQ-16-117
MQ-16-118
MQ-16-113
53.25 m @ 0.81% Ni, 0.36% Cu
Incl. 5.15 m @ 2.56% Ni, 0.37% Cu
and 5.00 m @ 1.10% Ni, 0.57% Cu
and 3.80 m @ 1.87% Ni, 0.28% Cu
MQ-16-117
74.05 m @ 1.08% Ni, 0.54% Cu
Incl. 5.30 m @ 2.10% Ni, 0.44% Cu
and 13.65 m @ 1.84% Ni, 0.64% Cu
and 5.55 m @ 1.26% Ni, 0.45% Cu
MQ-16-118
47.00 m @ 0.51% Ni, 0.25% Cu
Incl. 15.00 m @ 1.03% Ni, 0.32% Cu
MQ-17-135
75.75 m @ 1.10% Ni, 0.43% Cu
Incl. 10.25 m @ 2.29% Ni, 1.33% Cu
and 19.25 m @ 1.89% Ni, 0.26% Cu
?
Legend
Upper mineralized zones
Lower mineralized zone
Mylonite
Pegmatite
Tonalite
Norite observed / interpreted
Leuconorite
Mafic intrusive
Amphibolite
Mafic gneiss
Orthogneiss
2017 Lower Zone intercept[1]
2016 Lower Zone intercept[1]
2013 -2014 Upper Zone intercept[1]
1. Lengths are core lengths not true widths
0 25 50 75 100
Meters
Note:
MQ-17-135 continues for 199 m beyond lower boundary of section
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MIKISSOQ TARGET
VERTICAL CROSS SECTION
A - A' ± 25m
LOOKING NE (055°)
WGS84 UTM Z22N
05-Oct-2017

12 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

October 19, 2017: the Company announced results from two 2017 holes completed to test the Spotty Hill target (Figure 5) at the Imiak Hill Complex (IHC). This drilling extended the known mineralization and indicated further potential at depth. The 2017 exploration program was concluded in late September after completing 23 drill holes totaling 8,767 metres.

Drilling intersected disseminated and blebby magmatic sulphide and remobilized semi-massive to massive stringer, vein and breccia sulphide with high nickel tenors (8.5-10.5%) and elevated PGM contents. The steeply southwest dipping and moderately southeast plunging zone is well defined over a plunge extent of 300 metres based on previous drilling and BHEM surveys prior to 2016. BHEM surveys of the 2016 and 2017 holes define anomalies with a potential change in orientation of the conductive trend at depth and the orientation of interpreted BHEM plates indicated continuity in the mineralization between these two holes (see Figure 6).

Hole MQ-17-141 was drilled 125 metres down plunge of previous hole MQ-16-121 which intersected 4.75 metres of 1.59% nickel and 0.30% copper. This new hole did not intersect significant mineralization but a BHEM survey of this hole, together with results from hole MQ-16-121, has confirmed the presence of untested moderate to high conductance anomalies located between the two holes.

Hole MQ-17-143 tested an off-hole BHEM anomaly detected from previous hole MQ-16-119 and intersected a melanorite-hosted zone of breccia sulphides and sulphide stringers at the target depth. Assay results include:

1.35% nickel, 0.26% copper and 1.85 g/t Pt+Pd+Au over 7.8 metres from 381.0 to 388.8, including

1.69% nickel, 0.33% copper and 2.71 g/t Pt+Pd+Au over 5.0 metres, and

10 g/t Au over 1 metre from 381.0 to 382.0 metres

A wide zone of weakly mineralized melanorite was intersected in the immediate hanging wall to the high-grade zone and returned 0.13% nickel over 39.0 metres from 342.0 to 381.0m down hole.

13 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 5. Surface drill hole plan map of Spotty Hill.

14 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 6. Inclined longitudinal section through the Spotty Hill mineralized zone. The azimuth of the section is 138o and it looks N048o E and dips 82o SW.

0 mE
200 mE
300 mE
400 mE
MQ-14-062:
26.92 m (11.08 m) @ 1.16, 0.28,0.04, 0.41
Incl. 8.55 m (3.39 m) @ 2.98, 0.59, 0.10, 0.86
Surface
A
A'
600 m
MQ-14-052
8.30 m (3.81 m) @ 0.25, 0.06, 0.01, 0.08
MQ-14-065
61.29 m (20.54 m) @ 0.66, 0.17, 0.02, 0.25
Incl. 10.60 m (3.38 m) @ 1.69, 0.34, 0.05, 0.50
MQ-12-009
17.50 m (6.43 m) @ 0.27, 0.06, 0.01, 0.08
MQ-12-005
94.00 m (28.69 m) @ 0.94, 0.24, 0.03, 0.30
Incl. 23.87 m (6.83m) @ 1.70, 0.42, 0.05, 0.52
MQ-13-022Ext
20.07 m (6.20m) @ 0.68, 0.28, 0.02, 0.33
Incl. 3.17m (0.92 m) @ 1.60, 0.27, 0.05, 0.61
500 m
MQ-14-058
34.73 m (18.73 m) @ 0.53, 0.17, 0.02, 0.18
MQ-15-075
19.25 m (8.03 m) @ 0.92, 0.21, 0.03, 0.28
Incl. 15.55 m (6.73 m) @ 1.06, 0.24, 0.04, 0.31
MQ-14-040
5.70 m (2.37 m) @ 0.36, 0.08, 0.01, 0.14
400 m
MQ-16-119
NSV
MQ-17-143
7.80 m (5.82 m) @ 1.35, 0.26, 0.04, 1.85
Incl. 5.00 m (3.73 m) @ 1.69, 0.33, 0.05, 2.71
(Intersection is 40 m behind section)
MQ-16-121
4.75 m (2.84 m) @ 1.59, 0.30, 0.04, 0.66
300 m
Notes:
1. Section azimuth = 138°
2. Section dip = 82° SW (228°)
3. Section looks NE (048°)
4. NSV = No significant values
Legend
2017 pierce point*
2012 to 16 pierce point*
Interpreted zone of mineralization
Conductive plate modeled from borehole EM (BHEM) data
Conductive trend
*Pierce points are labeled with Length (true thickness) @ %Ni, %Cu, %Co, g/t Pt+Pd+Au
MQ-17-141
NSV
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
INCLINED LONGITUDINAL SECTION THROUGH SPOTTY HILL (± 25 m)
WGS84 UTM Z22N
13-Oct-2017

15 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

November 14, 2017: the Company received assays from three drill holes completed to test the P-013 SE target.

Six holes totalling 1,331 metres were completed at the centrally located P-013 SE target located 9 km south of the Fossilik area (Figures 7 and 8). The initial three holes were abandoned due to drilling problems. The drilling was carried out to test the down dip extent of high-grade nickel sulphide mineralization intersected in hole MQ-16-109 in 2016. The first drill hole, MQ-17-138, intersected a 53-metre interval of norite but did not contain significant mineralization. Based on BHEM results, this hole is interpreted to have been drilled off to the side of the zone. Two additional holes intersected nickel sulphide mineralization.

Hole MQ-17-140 was targeted using BHEM results from hole MQ-17-138. Norite-hosted disseminated, patchy and remobilized breccia sulphide was intersected 65 metres down dip of the high-grade sulphides in MQ-16-109. The new assays for intersections in MQ-17-140 included:

●	0.65% nickel, 0.47% copper and 0.38 g/t Pt+Pd+Au over 20.85 metres from 247.35 to 268.20 metres including:

○	0.75% nickel, 0.64% copper and 0.52 g/t Pt+Pd+Au over 14.25 metres and
○	1.65% nickel, 0.12% copper and 0.19 g/t Pt+Pd+Au over 1.20 metres

Hole MQ-17-142 was a down dip step out and intersected the interpreted extension of the sulphide zone 75 metres down dip of MQ-17-140. Results included:

○	5.7 metres of norite-hosted disseminated, blebby and fracture-controlled sulphides grading 0.50% nickel, 0.51% Cu and 0.79 g/t Pt+Pd+Au from 298.00 to 303.70 metres and
○	0.59 metres of breccia sulphide grading 0.59% nickel, 0.72% copper and 0.30 g/t Pt+Pd+Au from 316.91 to 317.50 metres.

Borehole electromagnetic surveys confirmed the presence of high conductance anomalies between holes MQ-16-109 and MQ-17-140 and detected a moderate conductance off-hole anomaly located between holes MQ-17-140 and MQ-17-142 indicating continuity of the zone between the holes.

The P-013 SE zone has been intersected over a dip extent of 140 metres and is open down dip and along strike. Similar to other Maniitsoq sulphides zones, the P-013 SE zone is comprised both high grade remobilized sulphides with strong BHEM responses and disseminated to blebby sulphide with little or no BHEM response. This new zone is located approximately 225 metres southeast of the P-013 centre area which contains a steeply northwest dipping sulphide zone defined over a dip extent of 100 metres in previous drilling. The P-013 area represents a third location within the Greenland Norite Belt where multiple zones of mineralization have now been identified.

16 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 7: Plan map of the P-013 area showing locations of diamond drill holes, interpreted VTEM conductors and selected assay composites. 2017 drill hole collars are colored in yellow.

475000 mE
475200 mE
475400 mE
475600 mE
7240000 mN
7239800 mN
7239600 mN
Legend
VTEM Anomalies
Strong
Moderate
Weak
VTEM conductor axis
VTEM flight line
Drill Hole Lithology
Casing / overburden
Carbonatite
Mafic Dyke
Diorite
Leucogabbro
Semi-massive sulphide
Mineralized norite
Norite / leuconorite
Pyroxenite
Amphibolite
Mafic gneiss
Granite / granodiorite gneiss
Drill Hole Collar Symbols
Hole drilled in 2017
Hole drilled from 2013 to 2016
P-013 NW
P-013 Centre
P-013 SE
Sulphide lenses, as currently defined, projected vertically to surface
MQ-16-109:
38.75 m @ 1.19% Ni, 0.43% Cu
Incl. 13.35 m @ 2.88% Ni, 0.80% Cu
MQ-17-140:
20.85 m @ 0.65% Ni, 0.47% Cu
Incl. 14.25 m @ 0.75% Ni, 0.64% Cu
and 1.20 m @ 1.65% Ni, 0.12% Cu
MQ-17-142:
5.70 m @ 0.50% Ni, 0.51% Cu
A
A'
Section Line
MQ-16-109
MQ-17-140
MQ-17-142
MQ-17-134
MQ-17-136
MQ-17-137
MQ-17-138
N
0 50 100 150 200
Meters
P-013 Area, Maniitsoq Project
DRILL PLAN MAP
WGS84 UTMZ22N
08-Nov-2017

17 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 8: Vertical cross section through the P-013 SE mineralized zone. The azimuth of the section is 137° and it looks N047°E.

18 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

November 23, 2017: the Company reported assays results from drill holes testing the P-058 sulphide zone that occurs near the southwest end of the Fossilik intrusion within a northeast striking and steeply northwest dipping zone consisting of mineralized norite, orthogneiss and parallel to sub-parallel mylonite zones. The goal of the 2017 drilling was to test for continuity and potential expansion of the P-058 mineralization at depth as a means of vectoring to the ultimate source of the remobilized sulphides.

Six holes totalling 2,621 metres were completed at the P-058 target. Four holes totalling 2,384 metres were completed to target depth whereas two additional holes were abandoned and did not reach target depth. Drill collar information and a summary of assays are provided in Tables 1 and 2 respectively. A drill plan map is provided in Figure 9 and an inclined longitudinal section is shown in Figure 10.

Hole MQ-17-146 intersected the extension of the P-058 zone comprised of high grade massive nickel sulphide veins with high nickel tenors of 5.5 to 8% and elevated copper and cobalt values. The mineralization is hosted in orthogneiss country rocks, extends to 650 metres below surface based on BHEM results and is open down-dip and plunge. Assay results include:

●	Footwall zone: 2.51% nickel, 0.15% copper and 0.08 cobalt over 1.90 metres from 408.30 to 410.20 metres downhole including:

○	4.70% nickel, 0.40% copper and 0.18% cobalt over 0.60 metres and
○	4.73% nickel, 0.07% copper and 0.12% cobalt over 0.40m

●	Main zone: 2.53% nickel, 1.26% copper and 0.07% cobalt over 10.70 metres from 451.50 to 462.20 metres downhole including: (see Figure 4)

○	4.97% nickel, 2.30% copper and 0.13% cobalt over 3.50 metres and
○	3.35% nickel, 1.31% copper and 0.10% cobalt over 2.20 metres

The P-058 norite intrusion appears to be either widening or merging with a larger norite body at depth to the NNE in the direction of the Fossilik intrusion. This larger volume of norite represents a potential source for the P-058 mineralization.

19 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 9. Drill plan for P-058 and the Fossilik area.

20 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 10. Inclined longitudinal section for target P-058, Fossilik area.

0 m
100 m
200 m
300 m
500 m
700 m
600 m
500 m
400 m
300 m
200 m
100 m
0 m
A
A'
Surface
MQ-14-059
1.74 m (0.35 m) @ 2.54, 2.75, 0.07
MQ-12-007
4.07 m (1.81 m) @ 0.30, 0.13, 0.01
MQ-14-054
5.58 m (2.70 m) @ 1.72, 0.26, 0.04
MQ-14-053
1.50 m (0.80 m) @ 0.15, 0.58, 0.01
MQ-12-006
3.21 m (1.36 m) @ 0.63, 0.10, 0.04
MQ-14-057
1.57 m (0.86 m) @ 1.35, 0.10, 0.04
MQ-16-129
0.65m (0.45 m) @ 1.24, 1.62, 0.03
MQ-15-077
21.50 m (6.70 m) @ 0.55, 0.27, 0.02
MQ-16-131
0.50m (0.28 m) @ 3.05, 0.22, 0.10
MQ-16-105
10.20 m (4.66 m) @ 3.41, 0.28, 0.10
MQ-16-111
3.06m (1.26 m) @ 3.93, 0.25, 0.10
MQ-17-144
NSA
MQ-17-146
10.70m (4.81 m) @ 2.53, 1.26, 0.07
MQ-17-148
NSA
MQ-17-152
NSA
Legend
Mineralized pierce point labeled with Length (True Width) @ %Ni, %Cu, %Co
Pierce point with no significant assays (NSA)
Modeled conductive plate interpreted from BHEM data
Interpreted mineralized zone
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southwest Greenland
INCLINED COMPOSITE LONGITUDINAL SECTION THROUGH THE FOSSILIK MAIN ZONE (± 25 m) LOOKING NORTHWEST (332°)
20-Nov-17
Notes:
1. Section azimuth is 242°
2. Section dip is 77° NW (332°)
3. True thicknesses are estimated based on the inclined plane oriented at AZ 242° and dipping 77° to the NW

21 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

December 18, 2017: the Company received assays results from seven drill holes and one drill hole extension completed to test targets at Fossilik and the Imiak Hill Complex (IHC). Hole MQ-17-153 intersected multiple zones with elevated nickel values at the P-004 target area within the large Fossilik intrusion.

MQ-17-153:

15.10m @ 0.51% Ni, 0.13% Cu, 0.02% Co and 0.13 g/t Pt+Pd+Au including

●	8.00m @ 0.76% Ni, 0.18% Cu, 0.03% Co and 0.17 g/t Pt+Pd+Au

A program of surface plugger sampling east of the Fossilik intrusion documented strongly elevated values for nickel, copper, cobalt and Pt+Pd+Au at several new locations including at the large G-025 norite intrusion. Values include:

◌	2.04% Ni, 0.51% Cu, 0.12% Co and 0.30 g/t Pt+Pd+Au

Based on field mapping, prospecting and re-examination of exploration results melanorites have been identified as an important host to high nickel tenor disseminated sulphide mineralization at Fossilik and the IHC. The larger melanorite bodies have the capacity to host thicker zones of breccia and semi-massive sulphides, potentially in the keels of the intrusions.

SYNTHESIS OF 2017 DRILLING RESULTS

During the 2017 exploration program, 23 drill holes totalling 8,767 metres were completed to test mineralized zones and geophysical targets in the IHC, Fossilik and P-013 SE areas within the Greenland Norite Belt. Results for 2017 are summarized for seven holes totalling 2,679 metres and for the extension of hole MQ-17-135 at Mikissoq and the 2017 surface sampling program and highlights from this program. A summary of analyses is given in Table 1.

The 2017 program of drilling on the mineral zones of the IHC and Fossilik areas indicate that the plunging zones of mineralization in the IHC and Fossilik areas extend to depth, but these zones do not increase significantly in width and/or lateral extent, and they are often offset by shallow fault zones. Some of the zones are open and untested at depth, so there is some possibility that these zones link to more extensive zones of mineralization, but the strategy of following these zones with drilling and borehole geophysics was reconsidered as an outcome of the 2017 program of work.

22 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

TABLE 1:    Selected 2017 Assay Results from Mikissoq, Spotty Hill, P-058, P-004 and P-013 SE.

Hole Number		From (m)	To (m)	Core Length (m)	Ni %	Cu %	Co %	S %	Pt g/t	Pd g/t	Au g/t	*Ni Eq %
IHC: Mikissoq
MQ-17-135		359.85	435.60	75.75	1.10	0.43	0.03	4.02	0.03	0.02	0.07	1.54
	incl.	359.85	370.10	10.25	2.29	1.33	0.05	8.83	0.03	0.03	0.21	3.43
	and	416.35	435.60	19.25	1.89	0.26	0.04	6.70	0.03	0.02	0.02	2.32
	incl.	417.00	423.00	6.00	2.94	0.29	0.07	10.72	0.02	0.02	0.01	3.55
	and	425.90	426.20	0.30	9.55	0.80	0.24	28.98	0.31	0.19	0.11	11.57
IHC: Spotty Hill
MQ-17-143		381.00	388.80	7.80	1.35	0.26	0.04	5.42	0.25	0.28	1.32	2.30
	incl.	381.00	386.00	5.00	1.69	0.33	0.05	6.89	0.33	0.34	2.04	3.02
	incl.	381.00	382.00	1.00	1.62	0.93	0.04	6.15	0.34	0.37	10.00	5.94
Fossilik: P-058
MQ-17-146		408.30	410.20	1.90	2.51	0.15	0.08	14.94	0.00	0.02	0.01	3.10
	incl.	408.30	408.90	0.60	4.70	0.40	0.18	30.89	BD	0.03	0.03	5.99
	and	409.80	410.20	0.40	4.73	0.07	0.12	23.67	0.01	0.04	0.01	5.51

		451.50	462.20	10.70	2.53	1.26	0.07	14.63	0.06	0.02	0.03	3.70
	incl.	452.50	456.00	3.50	4.97	2.30	0.13	28.26	0.09	0.04	0.07	7.10
	and	458.00	460.20	2.20	3.35	1.31	0.10	19.16	0.13	0.02	0.01	4.74
Fossilik: P-004
MQ-17-153		201.60	216.70	15.10	0.51	0.13	0.02	2.05	0.06	0.01	0.06	0.74
	incl.	208.00	216.00	8.00	0.76	0.18	0.03	3.18	0.08	0.02	0.07	1.07
P-013 SE
MQ-17-140		247.35	268.20	20.85	0.65	0.47	0.02	2.77	0.11	0.05	0.22	1.13
	incl.	247.35	261.60	14.25	0.75	0.64	0.02	3.35	0.15	0.07	0.30	1.39
	and	267.00	268.20	1.20	1.65	0.12	0.04	5.61	0.05	0.09	0.05	2.00

MQ-17-142		298.00	303.70	5.70	0.50	0.51	0.02	2.48	0.07	0.06	0.66	1.13

23 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Outlook – Exploration and Development for 2018

The Company completed their 2017 exploration program in late September. This program was an $11.1 million exploration program consisting of 8,767 metres of drilling in 23 holes, two regional and four detailed induced polarisation (IP) surveys covering 13km2, surface and borehole electromagnetic (EM) surveys, borehole gyro, optical tele-viewer and physical properties surveys, a comprehensive review of geochemistry and petrology of the noritic intrusions, a surface geology sampling and mapping program, and 3D modeling of the mineral zones. The program focussed on step-out drilling at the Imiak Hill Complex, Fossilik, P-013 SE, P-004 and P-058.

Exploration work in 2018 is focussed on targeting the melanorite portions of prioritized instrusions at Fossilik, the Imiak Hill Complex, P-030, P-032, P-008 and Pingo which are believed to have the best potential to host economic accumulations of Ni-Cu-Co-PM sulphides.

The 2018 work program will focus on the advancement of the Maniitsoq project via:

●	Surface electromagnetic surveys targeting of the melanorite “keel” structures which may contain larger sulfide accumulations from which the known mineral zones were structurally detached;

●	A targeted 12,500 metres of diamond drilling, including borehole electromagnetic (BHEM) surveys, and

●	Mapping, prospecting, sampling, structural geological studies and 3D modeling

Maniitsoq Mineralization and Future Plans

Systematic analysis of geochemical data indicates that melanorites (> 12.5 wt MgO) are an important host to disseminated sulphide mineralization at both Fossilik and the IHC and this rock type also hosts thick zones of breccia and semi-massive sulphides. The known mineral lenses at P-004, P-058, and Sotty Hill are adjacent to under-explored intrusions containing melanorite. The melanorite keels of large mineralized intrusions such as Fossilik and target G-025 therefore represent an important geological environment to explore for large tonnage, high grade mineralization.

The Maniitsoq nickel sulphide mineralization consistently displays very high nickel tenors (percent nickel re-calculated to 100% sulphides), typically ranging from 5 to 10.5 wt % making near surface disseminated sulphide zones viable exploration targets in this environment.

New Mineral Licenses

On May 4, 2018 the Company was awarded an exploration license (2018-21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex. The work program for 2018 will consist of compilation, field work, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization modified by the carbonatite complex, and drilling to evaluate the potential for strategic metals (Nb, Ta, and rare earth elements) in areas outside of the focus areas of historic drilling.

A second new exploration license (2018-31; “Ikertoq”) was awarded to the Company on May 4, 2018 in an area approximately 110 km north of the Maniitsoq project. This area was intermittently explored by Kryolitselskabet Øresund (“KO”), Greenland Gold Resources and Northern Shield Resources. This work indicated that the proposed license has potential to host economic nickel-copper sulfide and platinum group element (PGE) deposits. The Company intends to compile the results of previous exploration on the license. In the upcoming field season it plans to conduct targeted geological mapping, prospecting, sampling and surface geophysical surveys (electromagnetic and/or induced polarization). NAN will use the data generated by this work to identify targets for drilling.

Application has been made to the Mineral Licensing and Safety Authority (MLSA) of the Greenland government to enlarge the Ikertoq project. The enlargement application awaits the signature of the Minister.

Exploration and Development Activities during FY 2018

The Company has identified a small but important intrusion comprising melanorite at the P-008 target south of Fossilik (Figure 11). Two holes (MQ-18-162, MQ-18-163) were drilled to test the surface EM target and both intersected significant sulphide mineralization. A third hole, MQ-18-167, followed-up on holes MQ-18-162 and MQ-18-163 and indicate that the zone is more extensive at depth and extends into the footwall at the north wall of the intrusion. A BHEM survey has identified further targets at depth that will be tested with drill holes this season. Assays are pending on core from completed boreholes at P-008. Figure 11 summarizes 2018 drill targets and drill holes including the location of P-008 and the new mineralized zone.

24 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Figure 11: Location of 2018 drill targets.

2018 Drill Targets
Drilled in 2018
Not yet drilled in 2018
Imiak Hill Complex
(Spotty Hill, G-017, 026 & 036)
P-293
P-125
P-124
G-025
Carbonatite
Sondre Isortoq
P-005
Fossilik
P-008 (New sulphide intersection)
Field Camp
P-012
Davis Strait
P-032
P-030
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
Iganangult Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq & Carbonatite Projects, SW Greenland
2018 DRILLING TARGETS
WGS84 UTM Z22N
30-July-2018

25 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

During 2018, the Company will continue its development of the following infrastructure:

Hydroelectric Power Development - North American Nickel’s application to the MLSA for a prospecting license for a watershed adjacent to the Maniitsoq project was submitted to the Greenland government on September 16, 2016. The application requested approval for the Company to begin the collation of available hydrologic, cultural, social and environmental data to assist in the design of future data gathering on the ground. On March 29, 2017, the Company was granted a watershed prospecting license. It provides the exclusive right to assess and develop potential hydropower resources for the production of electricity. The license is in force for two years with the option to extend it for an additional three years. An exploitation license can be awarded following a successful assessment of the watershed. A map of watershed 0.6H in relation to the Maniitsoq property boundary and priority nickel sulphide mineralized zones is provided in Figure 1.

A contract was signed with Efla Consulting Engineers (Iceland) on May 5, 2017 to undertake an assessment of hydropower potential in watershed 0.6H. The first report from Efla was received September 18, 2017. In this pre-feasibility memo and two high priority sites (02.a at 100 GWh/annum and 02.d at 120 GWh/annum) have been defined for further study.

On March 1, 2018, the Company announced that it has received the final Hydropower Feasibility Assessment Study within watershed 06.H from EFLA. Hydropower is the preferred method for the environmentally-sensitive generation of electricity for the operation of any new mining venture including mine, mill, camp site and harbor facility in Greenland.

The feasibility report was prepared by EFLA Consulting Engineers and includes technical, environmental and socio-economic studies and the documentation of physical and economical aspects of hydropower development. The report examined local topography and provides an assessment of the development’s viability, identified key areas of risk and suggests mitigation actions, to determine the economic viability of hydropower development at watershed 0.6H. EFLA was retained based on its extensive knowledge of hydropower feasibility assessments, hydropower development work and applied knowledge in the field. EFLA has extensive skill sets in design and consultancy of transmission lines, roads and bridges, as well as of other infrastructural disciplines in arctic conditions that are or may be relevant.

The feasibility analysis of hydropower within watershed 06.H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 (Figure 2) with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX. Both watersheds are close to priority nickel sulphide mineralized zones and the Seqi Port.

Ongoing assessment of the watershed is proceeding with waterflow measurements from the two most prospective reservoirs in the watershed as defined in the EFLA report. The field work and measurements are being undertaken by Asiaq, the hydrologic arm of the Greenland government.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation license for extraction of nickel ore. The location of the tailings facility and the process to assess a suitable site for tailings disposal/storage must be undertaken subsequent to the delineation of a mineable nickel deposit thereby avoiding long distance transport of tailings. The development of a tailings facility is considered to be a component of an Environmental Impact Assessment. The process includes the determination of the scope of disposal (underground or surface), the selection of several potential tailings sites and the review of these sites for their suitability in terms of environmental impact. Review is done by external advisors to the Greenland government and may include environmental consultants or experts from Aarhuis University (Denmark). Subsequent to public consultation a white paper is produced which will identify any issues that need addressing by the Company. Following this is an abandonment plan to produce the best possible environmental solution.

Corporate Social Responsibility for Greenland - The Company completed presentations in August 2017 to communities bordering the Maniitsoq project, including Nuuk, Napasoq, Atammik, Maniitsoq and Sisimiut. The presentations were made in English but translated into both Greenlandic and Danish with the help of an interpreter. Regional associations (Arctic Business Councils and the Fishers and Hunters Association (KNAPF)) were updated with regards to the Company’s exploration progress and upcoming plans for 2018. A compilation of the minutes from the community engagements and a copy of the powerpoint presentation were given to the Qeqqata Municipality. A helicopter-supported tour of the Maniitsoq exploration camp, active drill sites and geophysical crews in the field was given to the Prime Minister and Deputy Premier of Greenland and several Civil Service dignitaries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

The 2018 program for Corporate Social Responsibility will see presentations made to the communities adjacent to the Maniitsoq property and to regional associations that were visited in 2017. Presentations will also be made to the Ministry of Industry, Labor, Trade and Energy (MILTE) and the Mineral Licensing and Safety Authority (MLSA).

The Company has renewed its support for the annual Greenland mineral hunt with a donation of $2.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company had an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $138 and the issuance of 1,000,000 common shares. The Company exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Exploration History - 2011 to 2016

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
●	A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

The Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

27 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Year ended December 31, 2016

Work completed on the property during 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March 2016 and confirmed the identification of Quartz Diorite (“Post Creek Quartz Diorite” or “CJ Quartz Diorite”) in surface trenches. The authors were unable to verify if the exposed Quartz Diorite represented an extension of the Whistle Offset Dyke or a separate new Offset Dyke, but favored the latter. Regardless, the confirmation of Quartz Diorite has significant implications for the exploration potential of the property.

In October 2016, three trenches exposed earlier in 2016 were mapped in detail and identified abundant Sudbury Breccia, locally containing disseminated sulphides. The Sudbury Breccia exposed in the trenches and nearby outcrops are interpreted to be part of a larger Sudbury Breccia belt which is at least 300 metres by 300 metres in size. The breccia belt lies approximately along the projected trend of the Whistle Offset Dyke located on KGHM property to the southwest.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook – Exploration and Development for 2018

The Company plans to file assessment work carried out in 2016. In 2017, the Company initiated support for a two-year MITAC project whereby an MSc student will be carrying out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The Company’s support for this project includes internship payments of $7.5 per annum for two years and access to company exploration data. The Company plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Ongoing work continues to improve the geological understanding and provide focus for exploration on the Post Creek Property at the NE margin of the Sudbury Basin. The property lies along the extension of the Whistle Offset dyke structure. Surface mapping and petrology has identified pods of quartz diorite and extensive domains of Sudbury Breccia along strike from the Whistle Offset.

Corporate Social Responsibility

The Company made a presentation in May 2018 to the Wahnapitae First Nation (WFN) at Capreol (Ontario) with the purpose of establishing a good working relationship with the First Nation. A donation of $2 was made to the WFN in support of their 2018 Pow Wow celebrations. North American Nickel employees will be unavailable to attend the Pow Wow as they will be in Greenland. A one-page handout has been put together and forwarded to the WFN for display.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. To acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $120 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

28 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Exploration History 2011 to 2016

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

Year ended December 31, 2016

Work completed on the property during the year ending June 30, 2017 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook – Exploration and Development for 2018

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

Quetico Property

During the six months period ended June 30, 2018, the Company acquired 757 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $51.

US Nickel Project - Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company paid the rental fees for two years (2016 and 2017), plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during the year ended December 31, 2017.

Outlook – Exploration & Development for 2018

A surface time-domain Electromagnetic survey planned for 2017 is deferred until 2018 and will be contingent on the submission and approval of work permits.

29 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Project Pipeline

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean cratonic margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where high large zones of high grade sulphide mineralization are controlled within the footprints of very small intrusions. The development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide environments in that region.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q2 2018, the Company had working capital of $13,492 (Q2 2017 - $9,251) and reported accumulated deficit of $28,034 (FY 2017 - $26,550). The Company will require additional funds to continue its planned operations and meet its obligations.

As at June 30, 2018, the Company had $14,773 in available cash, cash equivalents and short-term investments (December 31, 2017— $2,898). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

During Q2 2018, the Company closed a non-brokered private placement of 233,333,333 units at a price of $0.075 cents per unit for gross proceeds of $17,500.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

	Three months ended June 30,		Six months ended June 30,
In thousands of CDN dollars, except per share amounts	2018	2017	2018	2017

Net loss	725	672	1,563	1,626
Basic and diluted loss per share	0.00	0.00	0.00	0.00
Share capital	88,793	71,727	88,793	71,727
Common shares issued	787,928,500	513,612,719	787,928,500	513,612,719
Weighted average shares outstanding	739,210,551	403,644,285	647,412,846	386,209,943
Total assets	71,078	52,593	71,078	52,593
Investment in exploration and evaluation assets	3,088	2,831	4,217	3,252

Results of Operations

Net loss in Q2 2018 totalled $725 and was higher by $53 compared to a loss of $672 in Q2 2017. The higher loss in Q2 2018 was mainly driven by share-based payments expense of $30 in Q2 2018 compared to $nil in Q2 2017 and higher property investigation costs in Q2 2018 of $34 compared to $nil in Q2 2017. The higher costs in Q2 2018 were offset by lower administrative costs in Q2 2018.

30 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Total Assets

Total assets during the Q2 2018 increased by a net of $17,381 from the end of FY 2017. The increase is mainly attributed to an increase in cash and cash equivalents and short term investments of $11,875, an increase in receivables and other current assets of $897 and increase to exploration and evaluation assets of $4,616 offset by a minor decrease to property, plant and equipment of $7.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property. During Q2 2018, the Company spent a total of $4,217 in additions to exploration and evaluation assets, of which $4,124 related to Greenland and $93 to other properties located in Canada and in USA.

Quarterly Results of Operations

In thousands of CDN dollars, except per share amounts	2018 2nd quarter	2018 1st quarter	2017 4th quarter	2017 3rd quarter
Statement of Loss

Interest income	21	-	12	11
Net loss	725	838	653	600
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	14,773	859	2,898	5,850
Total assets	71,078	52,444	53,697	55,057
Net assets	68,658	52,177	52,728	53,366
Share capital	88,793	73,598	73,598	74,266
Common shares issued	787,928,500	554,595,167	554,595,167	554,595,167
Weighted average shares outstanding	739,210,551	554,595,167	554,595,167	436,049,679

In thousands of CDN dollars, except per share amounts	2017 2nd quarter	2017 1st quarter	2016 4th quarter	2016 3rd quarter
Statement of Loss

Interest income	4	5	7	10
Net loss	672	954	630	701
Net loss per share - basic and diluted	0.00	0.01	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	10,511	2,388	3,330	5,642
Total assets	52,593	41,358	41,882	43,031
Net assets	50,997	41,198	41,701	42,406
Share capital	71,727	62,906	62,315	62,802
Common shares issued	513,612,719	368,581,886	368,581,886	368,581,886
Weighted average shares outstanding	403,644,285	269,778,932	269,778,932	236,604,218

31 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Three Months Ended June 30, 2018, and June 30, 2017

A net loss of $725 in Q2 2018 compared to a net loss of $672 in Q2 2017 resulted in a higher loss of $53 quarter-over-quarter and was due to the following events:

●	Share-based payments amount was $30 in Q2 2018 compared to a $nil amount in Q2 2017. Share-based payments result from the issuance of 700,000 stock options in Q2 2018. No options were issued in the prior year’s quarter.

●	New properties investigation costs were $34 in Q2 2018 compared to a $nil amount in Q2 2017.

●	Foreign exchange loss totaled $38 in Q2 2018 and was higher by $29 when compared to a loss of $9 in Q2 2017. The higher foreign exchange loss was due to less favourable exchange rates, specifically DKK in relation to Canadian dollar than in the prior year.

The higher loss in Q2 2018 was offset by the following lower key expenditures in Q2 2018 compared to Q2 2017:

●	Interest income was $21 in Q2 2018 and was higher by $17 compared to $4 interest income in Q2 2017.

●	Amortization expense of $3 in Q2 2018 was $11 lower compared to $14 in Q2 2017.

●	Other administrative and corporate costs in aggregate of $12 further contributed to a reduction in the loss in Q2 2018 when compared to Q2 2017.

Six Months Ended June 30, 2018, and June 30, 2017

The Company incurred a net loss of $1,563 during YTD 2018 compared to a net loss of $1,626 during YTD 2017 resulting in a decreased loss of $63 (period-over-period). The lower loss in YTD 2018 was mainly driven by lower share-based payments amount in YTD 2018 of $317 compared to $451 in YTD 2017 resulting in $134 decrease in period-over-period. The higher cost in YTD 2017 results from higher number of options issued in February 2017. In addition, interest income of $21 in YTD 2018 was $12 higher compared to YTD 2017 of $9 and amortization of $7 in YTD 2018 was $21 lower compared to YTD 2017 of $28, thus further contributing to a lower loss in YTD 2018.

The decreased loss in YTD 2018 was increased by the following higher expenditures in YTD 2018 when compared to YTD 2017:

●	New properties investigation costs were $34 in YTD 2018 compared to a $nil amount in YTD 2017.

●	Foreign exchange loss in YTD 2018 of $45 was $33 higher when compared to a loss of $12 in YTD 2017.

●	Administrative and corporate costs were $1,181 in YTD 2018 compared to $1,144 in YTD 2017 resulting in $37 increase period-over-period. Investor relations and other related corporate expenditures were the key costs resulting from the financing transaction completed during Q2 2018.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

32 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

On April 19, 2018, the Company closed a non-brokered private placement of up to 233,333,333 units at a price of $0.075 cents per unit for gross proceeds of $17,500. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price $0.12 per share for a period of 24 months from its date of issuance.

This financing transaction improved the liquidity and increased the capital resources of the Company and is expected to provide sufficient funding for the planned 2018 exploration program.

Working Capital

As at June 30, 2018, The Company had working capital of $13,492 (June 30, 2017 - $9,251), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to the increase in cash resulting from the financing transaction completed during Q2 2018.

Going Concern

As at June 30, 2018 the Company had accumulated losses totaling $28,034. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum. During YTD 2018, the Company paid $5 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum. During YTD 2018, the Company paid $4 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at June 30, 2018.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at June 30, 2018.

Transactions with Related Parties

The Company’s related parties as defined by International Accounting Standard 24 “Related Party Disclosures” (IAS 24), include the Company’s subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

33 | T S X V : N A N / Q2 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during Q2 2018 and Q2 2017 are listed below:

The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30, 2018	December 31, 2017
Directors and officers of the Company	62	42

Total	62	42

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a) Related party transactions

During the six months period ended June 30, 2018, the Company recorded $188 (June 30, 2017 - $183) in fees charged by a legal firm which retains the Chairman as a counsel.

During the six months period ended June 30, 2018, Sentient Executive GP IV Limited (“Sentient”) subscribed for 13,333,333 units under the placement for a total purchase price of $1,000. Sentient now beneficially owns, or exercises control or direction over 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company. As part of the subscription, Sentient was granted 6,666,666 common share purchase warrants exercisable at $0.12 until April 19, 2020.

CATL subscribed for 200,000,000 units under the placement for a total purchase price of $15,000. CATL now beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As part of the subscription, CATL was granted 100,000,000 common share purchase warrants exercisable at $0.12 until April 19, 2020. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b) Compensation of Key Management Personnel

	Six Months Ended June 30,
In thousands of CDN dollars	2018	2017
Geological consulting fees - expensed	52	10
Geological consulting fees – capitalized	18	90
Management fees – expensed	379	356
Salaries – expensed	80	63
Stock based compensation	192	331
	721	850

Financial Instruments

In thousands of CDN dollars	Fair Value at June 30, 2018	Basis of Measurement	Associated Risks
Cash and cash equivalents	273	Loans and receivables	Credit and foreign exchange
Short term investments	14,500	Loans and receivables	Credit
Receivable and other current assets	1,139	Loans and receivables	Credit, foreign exchange
Trade, payables and accrued liabilities	2,420	Amortized cost	Foreign exchange

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Loans and receivables— Cash and cash equivalents, short-term deposits, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

Future Accounting Standards and Pronouncements

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company has not yet assessed the impact of this standard.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

●	The Company has negative operating cash flows and might not be able to continue as a going concern;
●	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
●	The speculative nature of resource exploration and development projects;
●	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
●	The Company’s ability to successfully establish mining operations and profitable production;
●	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
●	The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
●	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
●	The Company is not insured against all possible risks;
●	Environmental risks and hazards;
●	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
●	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
●	Increased competition in the mineral resource sector;
●	The Company may have difficulty recruiting and retaining key personnel;
●	Currency fluctuations risk;
●	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
●	No production revenues;
●	Stock exchange prices;
●	Conflicts of interest;

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

●	Ability to exercise statutory rights and remedies under Canadian securities law;
●	Enforceability of foreign judgements;
●	Unforeseen litigation;
●	The Company’s future sales or issuance of common shares;
●	Risk of suspension of public listing due to failure to comply with local securities regulations;
●	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
●	Risk of fines and penalties; and
●	Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	787,928,500
Preferred shares	590,931
Stock options	26,145,500
Warrants	291,638,382
Fully diluted share capital	1,106,303,313

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2018

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the Company website at www.northamericannickel.com.

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